IVA Fiduciary Trust
717 Fifth Avenue, 10th Floor
 New York, New York 10022

January 12, 2017
VIA EDGAR
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 02549
Attention: Megan Miller
Re:	IVA Fiduciary Trust (the “Trust”) — File No. 811-22211 SEC Staff Comments on Financial Statements
Dear Ms. Miller:
We submit this letter in response to comments received on December 27, 2016 by telephone from the staff of the Securities and Exchange Commission (the “SEC”) relating to financial statements filed by the Trust on behalf of its series portfolios (the “Funds”) on Form N-CSR for the fiscal year ended September 30, 2016.
For convenience, we have set forth each comment below, followed by the Trust’s response.
Comment 1 — Financial Accounting Standards Board Accounting Standards Codification 946-830-45-39 states that taxes withheld that are not reclaimable on foreign source income should be deducted from the relevant income item and shall be shown either parenthetically or as a separate contra-item in the income section of the Statement of Operations. Please update the Statement of Operations to reflect the dollar amount of accrued foreign capital gains tax withheld for realized and unrealized gains and losses, if applicable, in future filings.
Response to Comment 1 — The Funds will make the requested change.
Comment 2 — With regard to the Funds’ gold bullion holdings, please explain how the bullion is held, whether it is held through a blocker set up for tax purposes, and whether the Funds use the same custodian that is used for their other holdings. In addition, please describe the specific processes and controls around oversight of the custodian in relation to the Funds’ gold bullion.
Response to Comment 2 — The Funds’ gold bullion is held in a segregated account at a vault in New York maintained by HSBC. The Funds use the same custodian for the gold as they use for their other holdings, State Street Bank & Trust (the “Custodian”), which has delegated the actual custody of precious metals within its global network to HSBC. The physical gold bars are held in a combination of weights: 400 oz, 100 oz, and one kilogram bars. The Funds hold the gold directly, rather than through a tax blocker arrangement.
Controls are as follows:
•	Personnel of International Value Advisers, LLC (“IVA”), the Funds’ investment adviser, perform an annual audit, accompanied by the Funds’ independent auditor. The process is as follows:
o	IVA obtains a list of gold bullion holdings (including weight and bar number) from HSBC prior to the vault audit, which is arranged in conjunction with the Funds’ fiscal year end, 9/30.

Securities and Exchange Commission
January 12, 2017
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o
IVA reconciles this list of holdings to verify it is consistent with the most recent and up-to-date list of holdings maintained by the Custodian as well as with IVA’s internal portfolio administration software application.

o	At the vault, IVA counts the numbers of bars to ensure that the total number of bars on the holdings list matches the total number of physical gold bars.
o
IVA then matches the serial numbers on a select number of bars with the serial numbers on HSBC’s holdings list. To the extent that fine troy ounces are stated on the bars, IVA will compare these details as well.

o
IVA then selects bars randomly and confirms that the serial number on each bar matches a serial number on HSBC’s holdings list. To the extent that fine troy ounces are stated on the bar, IVA will compare these details as well.

o	HSBC also provides a presentation on security of the vault.
•
The Custodian performs bi-weekly reconciliations of gold bullion positions against HSBC’s records; IVA reviews these reconciliations. IVA also performs a daily reconciliation of gold bullion positions against the Custodian’s records.

•
The Custodian performs its own proprietary due diligence of HSBC under its contractual obligations. This includes an annual visit to the vault and receipt of HSBC’s Letter of Audit from the Inspectorate America Corporation and a Certificate of Insurance.

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The Trust, on behalf of the Funds, intends to include changes made in response to the comments set forth in this letter in future shareholder reports. If you have any questions, please do not hesitate to contact me at (212) 584-3582.
Sincerely,
/s/ Stefanie J. Hempstead
      Stefanie J. Hempstead
       Treasurer, IVA Fiduciary Trust
cc: Shanda Scibilia